SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 5, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications will examine all business options including the proposal it received from Altice

PARTNER COMMUNICATIONS WILL EXAMINE ALL
BUSINESS OPTIONS INCLUDING THE PROPOSAL IT
RECEIVED FROM ALTICE

ROSH HA'AYIN, Israel, February 5, 2020 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, informs its shareholders, following its report dated January 29, 2020 regarding the binding offer made by HOT Telecommunication Systems Ltd. and its controlling shareholder, Altice Europe N.V, to acquire 100% of the issued share capital of the Company  ("the Proposed Transaction"), that the Company's Board of Directors has decided to examine all business options available to the Company; including the Proposed Transaction or alternatively, to continue the current business development and business expansion of the Company as an independent company.

Accordingly, the Company reports that these are the main points of the proposal: the Proposed Transaction is at a price of NIS 19.11 per share, in cash and is conditional upon the approval of the Company's shareholders and the approvals of the Ministry of Communications and the Competition Authority.

For the purpose of examining all business options available to the Company, the Board has engaged the services of Goldman Sachs as its investment banker and Ernst & Young (EY) as its independent financial advisors.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: February 5, 2020